

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

October 28, 2009

James M. Rutledge
Executive Vice President and Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Drive
Norwell, Massachusetts 02161-9149

> **Re:** **Clean Harbors, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 6, 2009**
> **File No. 333-162360**

Dear Mr. Rutledge:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose the following on the cover page of the prospectus:

    a. Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

    b. Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

2. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

4. Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please advise us about your compliance with these requirements with respect to the notes covered by this registration statement. For additional guidance please see Release No. 33-7878 dated August 15, 2000, found on the Commission's website at http://www.sec.gov/rules/final/33-7878.htm.

5. Refer to the immediately preceding comment. Confirm and disclose that all the Guarantor Subsidiaries are "100% Owned" by you and that the guarantees are full and unconditional. See Rule 3-10(i)(8) of Regulation S-X. If these conditions are not present, please advise of the basis of your belief that the presentation of separate financial statements of each of your subsidiaries is not currently required. See Rule 3-10 of Regulation S-X.

6. We note your disclosure that the notes being registered may be guaranteed by "future guarantors." To the extent there will be additional subsidiary guarantors, please advise us as to how you intend to comply with your registration obligations.

Market and Related Information, page ii

7. We note your disclosure about your inability to guarantee the accuracy and completeness of any third party information incorporated in the prospectus. Clarify the extent to which you are cautioning shareholders in their evaluation of this data. More clearly express the company's views regarding the reliability of the data and statistics in your registration statement. Remove language that suggests you are not responsible for assessing the reasonableness and soundness of the market data and other information. If the industry and market data requires disclaimers such as those presented here, it does not appear the market data contribute to an informed investor understanding of the market for the company's products and services as of the time of their potential investments.

Forward-Looking Statements, page ii

8. In the first sentence, advise us as to the intent of the reference to "'forward-looking statements' as defined by federal securities laws." If you are attempting to invoke the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995, please note that the safe harbor does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

The Exchange Offer, page 106

Expiration Date; Extensions; Amendments, page 109

9. You reserve the right to "delay accepting any old notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Conditions to the Exchange Offer, page 110

10. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

11. An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid the reference to "threatened" actions, as it is unclear how this could be objectively determined.

Certain U.S. Federal Income Tax Considerations, page 175

12. You are required to furnish a description of the material federal tax consequences of the transaction, rather than "certain" federal tax consequences. Revise the heading of this section to delete the word "[c]ertain" from the heading, and to clarify that this section addresses the material tax consequences of this transaction.

13. We note your disclosure that the summary on beginning on page 175 does not purport to be a complete analysis of all potential tax effects. Disclaimers of this type are inconsistent with the requirement that all material information be provided in your Offer material. Please revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: C. Michael Malm, Esq. (*Via facsimile 617/305-3103*)
         Davis, Malm & D'Agostine, P.C.
        One Boston Place
        Boston, Massachusetts 02108